Exhibit 99.8(c)

BLACKROCK FUNDS II

EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT, dated as of May 31, 2007, by and between BlackRock Advisors, LLC (“BlackRock”) and BlackRock Funds II (the “Company”), on behalf of each share class (each a “Share Class”, and collectively, the “Share Classes”) of each portfolio (each a “Portfolio”, and collectively, the “Portfolios”) of the Company set forth in Schedule A.

WHEREAS, the Company is a Massachusetts Business Trust organized under a Declaration of Trust (the “Declaration”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company; and

WHEREAS, the Company and BlackRock have determined that it is appropriate and in the best interests of each Share Class and its shareholders to maintain expenses of each Share Class at a level below the level to which each such Share Class would normally be subject.

NOW, THEREFORE, the parties hereto agree as follows:

1.                                                                                       EXPENSE LIMITATION.

1.1 APPLICABLE EXPENSE LIMIT. To the extent that the aggregate expenses incurred by a Share Class (excluding: (i) interest, taxes, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by a Portfolio as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, a Portfolio’s investments; and (iv) other extraordinary expenses not incurred in the ordinary course of a Portfolio’s business) in any one year period beginning on February 1 (each, an “Applicable Year”) (“Operating Expenses”) exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of BlackRock.

1.2 OPERATING EXPENSE LIMIT. The Operating Expense Limit in any Applicable Year shall be as set forth in Schedule A as to each Share Class of each Portfolio, or such other rate as may be agreed to in writing by the parties.

1.3 METHOD OF COMPUTATION. To determine BlackRock’s liability with respect to the Excess Amount, each month the Operating Expenses for each Share Class shall be annualized for the Applicable Year as of the last day of the month. If such annualized Operating Expenses for any month of a Share Class exceed the Operating Expense Limit of such Share Class, BlackRock shall (i) waive or reduce its fees from such Share Class for such month and/or (ii) remit to the appropriate Share Class or Share Classes an amount that is sufficient to pay such Excess Amount.

1.4 YEAR-END ADJUSTMENT. If necessary, on or before the last day of the first month of each Applicable Year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced and other payments remitted by BlackRock to each Share Class with respect to the previous Applicable Year shall equal the Excess Amount.

2. REIMBURSEMENT OF FEE WAIVERS AND EXPENSE REIMBURSEMENTS.

2.1 REIMBURSEMENT. If in any Applicable Year during which the total assets of a Portfolio are greater than $50 million and in which BlackRock or an affiliate serves as investment adviser or administrator to the Portfolio, the estimated aggregate Operating Expenses of a Share Class of such Portfolio for the Applicable Year are less than the Operating Expense Limit for that Applicable Year, subject to quarterly approval by the Company’s Board of Trustees as provided in Section 2.2 below, BlackRock shall be entitled to reimbursement by such Share Class, in whole or in part as provided below, of the fees waived or reduced and other payments remitted by BlackRock to such Share Class pursuant to Section 1 hereof. The total amount of reimbursement to which BlackRock may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all fees previously waived or reduced by BlackRock and all other payments remitted by BlackRock to the Share Class, pursuant to Section 1 hereof, during any of the previous two (2) Applicable Years, less any reimbursement previously paid by such Share Class to BlackRock with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

2.2 BOARD APPROVAL. No reimbursement shall be paid to BlackRock pursuant to this provision unless the Company’s Board of Trustees has determined that the payment of such reimbursement is in the best interests of the Share Class or Share Classes and their shareholders. The Company’s Board of Trustees shall determine quarterly in advance whether any reimbursement may be paid to BlackRock for the relevant succeeding quarterly period.

2.3 METHOD OF COMPUTATION. To determine each Share Class’s payments, if any, to reimburse BlackRock for the Reimbursement Amount, each month the Operating Expenses of each Share Class shall be annualized for the Applicable Year as of the last day of the month. If such annualized Operating Expenses of a Share Class for any month are less than the Operating Expense Limit of such Share Class, such Share Class, only with the prior approval of the Board, shall pay to BlackRock an amount sufficient to increase the annualized Operating Expenses of that Share Class to an amount no greater than the Operating Expense Limit of that Share Class, provided that such amount paid to BlackRock will in no event exceed the total Reimbursement Amount. In the event the Operating Expense Limit for a Share Class is changed subsequent to an Applicable Year in which BlackRock becomes entitled to reimbursement hereunder for fees waived or reduced or amounts otherwise remitted to that Share Class, the amount available to reimburse BlackRock in accordance with this Section 2.3 shall be calculated by reference to the Operating Expense Limit for that Share Class in effect at the time BlackRock became entitled to receive such reimbursement, rather than the subsequently changed Operating Expense Limit for that Share Class.

2.4 YEAR-END ADJUSTMENT. If necessary, on or before the last day of the first month of each Applicable Year, an adjustment payment shall be made by the appropriate party in order that the actual Operating Expenses of a Share Class for the prior Applicable Year (including any reimbursement payments hereunder with respect to such Applicable Year) do not exceed the Operating Expense Limit.

3. TERM AND TERMINATION OF AGREEMENT.

This Agreement shall continue in effect until February 1, 2008 and from year to year thereafter provided such continuance is specifically approved by a majority of the Trustees of the Company who (i) are not “interested persons” of the Company or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon 90 days’ prior written notice to the other party at its principal place of business; provided that, in the case of termination by the Company, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Company or by a vote of a majority of the outstanding voting securities of the Company.

4. MISCELLANEOUS.

4.1 CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2 INTERPRETATION. This Agreement shall be construed in accordance with the laws of the State of New York. Nothing herein contained shall be deemed to require the Company or any Portfolio to take any action contrary to the Company’s Declaration or Code of Regulations, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Company’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Company or the Portfolios.

4.3 DEFINITIONS. Any questions of interpretation of any term or provision of this Agreement, including but not limited to the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the 1940 Act, shall have the same meaning as and be resolved by reference to the 1940 Act.

4.4 CERTAIN LIABILITIES. The names “BlackRock Funds II” and “Trustees of BlackRock Funds II” refer specifically to the trust created and the Trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust dated April 26, 2007, which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and at the principal office of the Company. The obligations of “BlackRock Funds II” entered into in the name or on behalf thereof by any of the Trustees, officers, representatives or agents are not made individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, representatives or agents of the Company personally, but bind only the Trust property (as defined in the Declaration), and all persons dealing with any Portfolio or Share Class must look solely to the Trust property belonging to such Portfolio or Share Class for the enforcement of any claims against the Company.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

ATTEST:	BLACKROCK FUNDS II
ON BEHALF OF ITS SHARE CLASSES
AND PORTFOLIOS LISTED ON
SCHEDULE A

By:
Secretary

ATTEST:	BLACKROCK ADVISORS, LLC

By:
Secretary